Exhibit 99.1

Management’s Discussion and Analysis

This management’s discussion and analysis is designed to provide you with a narrative explanation through the eyes of our management of how we performed, as well as information about our financial condition and future prospects. As this management’s discussion and analysis is intended to supplement and complement our financial statements, we recommend that you read this in conjunction with our consolidated interim financial statements for the three months ended March 31, 2023, our 2022 annual consolidated financial statements and our 2022 annual management’s discussion and analysis. This management’s discussion and analysis contains forward-looking statements, which are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Forward-looking statements include, but are not limited to, our 2023 outlook, statements regarding our estimated $2.2 billion return of capital transaction, and our expectations related to general economic conditions and market trends and their anticipated effects on our business segments. For additional information related to forward-looking statements, material assumptions and material risks associated with them, please see the “Outlook,” and “Additional Information—Cautionary Note Concerning Factors That May Affect Future Results” sections of this management’s discussion and analysis. This management’s discussion and analysis is dated as of May 1, 2023.

We have organized our management’s discussion and analysis in the following key sections:

•	Executive Summary – an overview of our business and key financial highlights	3

•	Results of Operations – a comparison of our current and prior-year period results	4

•	Investment in LSEG – a discussion of our current ownership interest in LSEG	12

•	Liquidity and Capital Resources – a discussion of our cash flow and debt	13

•	Outlook – our financial outlook, including material assumptions and material risks	17

•	Related Party Transactions – a discussion of transactions with our principal and controlling shareholder, The Woodbridge Company Limited (Woodbridge) and other related parties	20

•	Subsequent Events – a discussion of material events occurring after March 31, 2023 and through the date of this management’s discussion and analysis	20

•	Changes in Accounting Policies – a discussion of changes in our accounting policies	20

•	Critical Accounting Estimates and Judgments – a discussion of critical estimates and judgments made by our management in applying accounting policies	21

•	Additional Information – other required disclosures	21

•	Appendix – supplemental information	23

Unless otherwise indicated or the context otherwise requires, references in this discussion to “we,” “our,” “us”, the “Company” and “Thomson Reuters” are to Thomson Reuters Corporation and our subsidiaries.

Basis of presentation

We prepare our consolidated financial statements in U.S. dollars and in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

Other than EPS, we report our results in millions of U.S. dollars, but we compute percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Use of non-IFRS financial measures

In this management’s discussion and analysis, we discuss our results on an IFRS and non-IFRS basis. We use non-IFRS financial measures, which include ratios that incorporate one or more non-IFRS financial measures, as supplemental indicators of our operating performance and financial position as well as for internal planning purposes, our management incentive programs and our business outlook. We believe non-IFRS financial measures provide more insight into our performance. Non-IFRS measures do not have standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS.

See Appendix A of this management’s discussion and analysis for a description of our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance. Refer to the “Liquidity and Capital Resources” section of this management’s discussion and analysis and Appendix B for reconciliations of our non-IFRS financial measures to the most directly comparable IFRS measures.

Glossary of key terms

The following terms in this management’s discussion and analysis have the following meanings, unless otherwise indicated:

Term	Definition
“Big 3” segments	Our combined Legal Professionals, Corporates and Tax & Accounting Professionals segments
Blackstone’s consortium	The Blackstone Group and its subsidiaries, and private equity funds affiliated with Blackstone
bp	Basis points — one basis point is equal to 1/100th of 1%; “100bp” is equivalent to 1%
Change Program	A two-year initiative, completed in December 2022, that focused on transforming our company from a holding company to an operating company and from a content provider into a content-driven technology company
constant currency	A non-IFRS measure derived by applying the same foreign currency exchange rates to the financial results of the current and equivalent prior-year period
COVID-19	A novel strain of coronavirus that was characterized a pandemic by the World Health Organization during March 2020
EPS	Earnings per share
LSEG	London Stock Exchange Group plc
n/a	Not applicable
n/m	Not meaningful
organic or organically	A non-IFRS measure that represents changes in revenues of our existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods
Refinitiv	Our former Financial & Risk business, which is now the Data & Analytics business of LSEG. We owned 45% of Refinitiv from October 1, 2018 through January 29, 2021
YPL	York Parent Limited, the entity that owns LSEG shares, which is jointly owned by our company and the Blackstone consortium. A group of current LSEG and former members of Refinitiv senior management also owns part of YPL. References to YPL also include its subsidiaries. YPL was previously known as Refinitiv Holdings Limited prior to the sale of Refinitiv to LSEG on January 29, 2021
$ and US$	U.S. dollars

Executive Summary

Our company

Thomson Reuters (NYSE / TSX: TRI) informs the way forward by bringing together the trusted content and technology that people and organizations need to make the right decisions. We serve professionals across legal, tax, accounting, compliance, government, and media. Our products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth and transparency. Reuters, part of Thomson Reuters, is the world’s leading provider of trusted journalism and news. For more information, visit tr.com.

We derive most of our revenues from selling information and software solutions, primarily on a recurring subscription basis. Our solutions blend deep domain knowledge with software and automation tools. We believe our workflow solutions make our customers more productive, by streamlining how they operate, enabling them to focus on higher value activities. Many of our customers use our solutions as part of their workflows, which has led to strong customer retention. We believe that our customers trust us because of our history and dependability and our deep understanding of their businesses and industries, and they rely on our services for navigating a rapidly changing and increasingly complex digital world. Over the years, our business model has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen market segments.

We are organized as five reportable segments reflecting how we manage our businesses.

First Quarter 2023 Revenues

Legal Professionals

Serves law firms and governments with research and workflow products, focusing on intuitive legal research powered by emerging technologies and integrated legal workflow solutions that combine content, tools and analytics.

Corporates

Serves corporate customers from small businesses to multinational organizations, including the seven largest global accounting firms, with our full suite of content-driven technology solutions for in-house legal, tax, regulatory, compliance and IT professionals.

Tax & Accounting Professionals

Serves tax, accounting and audit professionals in accounting firms (other than the seven largest, which are served by our Corporates segment) with research and workflow products, focusing on intuitive tax offerings and automating tax workflows.

Reuters News

Supplies business, financial and global news to the world’s media organizations, professionals and news consumers through Reuters News Agency, Reuters.com, Reuters Events, Thomson Reuters products and to financial market professionals exclusively via LSEG products.

Global Print Provides legal and tax information primarily in print format to customers around the world.

We refer to our Legal Professionals, Corporates and Tax & Accounting Professionals segments, on a combined basis, as our “Big 3” segments.

Our businesses are supported by a corporate center that manages our commercial and technology operations, including those around our sales capabilities, digital customer experience, and product and content development, as well as our global facilities. Costs relating to these activities are allocated to our business segments. We also centrally manage functions such as finance, legal and human resources, and in 2022, our Change Program. Costs relating to these activities are reported within “Corporate costs”.

Key Financial Highlights

During the first quarter of 2023, we continued to see strong momentum from many areas of our business, and we met or slightly exceeded our expectations for organic revenue growth and adjusted EBITDA margin. Our revenues increased 4%, compared to the first quarter of 2022, but were negatively impacted by foreign exchange and the loss of revenues from businesses we divested in 2022. On an organic basis, our revenues increased 6% in the first quarter, reflecting strong growth in recurring and transactions revenues in our “Big 3” segments.

Our capital capacity and liquidity remain a key asset. In the first quarter, we completed our $2 billion share repurchase program with the repurchase of $718 million of our shares. We closed the acquisition of SurePrep for $500 million, and we sold 24.5 million of our LSEG shares for gross proceeds of $2.3 billion. On April 4, 2023, we announced that we finalized our plan to return approximately $2.2 billion of these proceeds to shareholders through a return of capital transaction. We expect to complete this transaction, which is subject to shareholder and court approval, by the end of June 2023. See the “Liquidity and Capital Resources” section of this management’s discussion and analysis for additional information.

On April 4, 2023, we announced the signing of a definitive agreement to sell a majority interest in our Elite business, a provider of financial and practice management solutions to law firms, in a transaction that values the business at approximately $500 million. We will retain a 19.9% minority interest in the business. The sale is expected to close in the second quarter of 2023 following regulatory approvals and satisfaction of other customary closing conditions. See the “Subsequent Events” section of this management’s discussion and analysis for additional information.

The macroeconomic backdrop remains highly uncertain due to rising interest rates, high inflation and ongoing geopolitical risks. We are closely monitoring our sales activity, as we continue to experience a lengthening of the sales cycle. Reflecting the ongoing momentum in our business, we are maintaining our full-year 2023 outlook, except that we are updating our total revenue growth for the Company and for our “Big 3” segments to reflect the pending sale of a majority interest in Elite.

Results of Operations

Our revenues and operating profit on a consolidated basis do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over the contract term and our costs are generally incurred evenly throughout the year. However, our revenues from quarter to consecutive quarter can be impacted by the release of certain tax products, which tend to be concentrated in the fourth quarter and, to a lesser extent, in the first quarter of the year. The timing of costs related to the Change Program impacted the seasonality of our expenses and operating profit in 2022.

The section below contains non-IFRS measures where indicated. Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Consolidated results

	Three months ended March 31,
			Change
(millions of U.S. dollars, except per share amounts and margins)	2023	2022	Total	Constant Currency
IFRS Financial Measures
Revenues	1,738	1,674	4%
Operating profit	508	414	23%
Diluted EPS	$1.59	$2.06	(23%)
Non-IFRS Financial Measures
Revenues	1,738	1,674	4%	5%
Organic revenue growth				6%
Adjusted EBITDA	677	600	13%	13%
Adjusted EBITDA margin	38.8%	35.8%	300bp	230bp
Adjusted EBITDA less accrued capital expenditures	556	478	16%
Adjusted EBITDA less accrued capital expenditures margin	31.8%	28.6%	320bp
Adjusted EPS	$0.82	$0.66	24%	24%
“Big 3” Segments
Revenues	1,431	1,362	5%	6%
Organic revenue growth				7%
Adjusted EBITDA	621	584	6%	7%
Adjusted EBITDA margin	43.1%	42.9%	20bp	(20)bp

Revenues

	Three months ended March 31,
			Change

(millions of U.S. dollars)	2023	2022	Total	Constant Currency	Organic
Recurring revenues	1,326	1,300	2%	3%	6%
Transactions revenues	274	232	18%	20%	11%
Global Print revenues	138	142	(3%)	(1%)	–
Revenues	1,738	1,674	4%	5%	6%

Revenues increased 4% in total driven by growth from our “Big 3” segments. Foreign currency negatively impacted revenue growth by 1%. Total recurring revenue growth was negatively impacted by divestitures that closed in 2022, while total transactions revenue growth benefited from the acquisition of SurePrep in January 2023. On an organic basis, total revenues increased 6%, driven by 6% growth in recurring revenues (76% of total revenues) and 11% growth in transactions revenues. Global Print revenues were essentially unchanged on an organic basis.

Revenues for our “Big 3” segments (82% of total revenues) increased 5% in total. Foreign currency negatively impacted revenue growth by 1%. On an organic basis, revenues increased 7%, which was the eighth consecutive quarter our “Big 3” segments have grown at least 6%. The increase in organic revenues was driven by 6% growth in recurring revenues and 12% growth in transactions revenues.

Foreign currency negatively impacted revenue growth due to the strengthening of the U.S. dollar against most major currencies, including the British pound sterling, Canadian dollar and Argentine peso, compared to the prior-year period.

Operating profit, adjusted EBITDA and adjusted EBITDA less accrued capital expenditures

Operating profit increased 23% primarily due to higher revenues. Slightly lower costs reflected currency benefits. Operating profit also included a gain from the sale of a subsidiary to a company affiliated with Woodbridge, the Company’s principal shareholder (see the “Related Party Transactions” section of this management’s discussion and analysis for additional information).

Adjusted EBITDA, which excludes the gain from the sale of the subsidiary referred to above, as well as other adjustments, increased 13% due to higher revenues and slightly lower costs. The related margin increased to 38.8% from 35.8% in the prior-year period, of which foreign currency contributed 70bp.

Adjusted EBITDA less accrued capital expenditures and the related margin increased due to higher adjusted EBITDA and slightly lower accrued capital expenditures.

Operating expenses

	Three months ended March 31,

			Change

(millions of U.S. dollars)	2023	2022	Total	Constant Currency
Operating expenses	1,074	1,081	(1%)	2%
Remove fair value adjustments(1)	(4)	(7)
Operating expenses, excluding fair value adjustments	1,070	1,074	—	2%

(1)	Fair value adjustments primarily represent gains or losses on intercompany balances that arise in the ordinary course of business due to changes in foreign currency exchange rates.

Due to the strengthening of the U.S. dollar against most major currencies, operating expenses, excluding fair value adjustments were slightly lower, compared to the prior-year period. On a constant currency basis, operating expenses, excluding fair value adjustments, increased due to higher product, marketing and sales expenses related to higher revenues, as well as higher technology and people costs. These increases were mitigated by cost savings from the completion of our Change Program in 2022, as well as from lower costs related to 2022 divested businesses.

Depreciation and amortization

	Three months ended March 31,

(millions of U.S. dollars)	2023	2022	Change
Depreciation	30	38	(23%)
Amortization of computer software	118	114	4%
Subtotal	148	152	(3%)
Amortization of other identifiable intangible assets	25	26	(4%)

●

Depreciation decreased due to the completion of depreciation of assets acquired in previous years. Amortization of computer software increased due to higher expense from newly acquired assets, including those associated with recently acquired businesses.

●	Amortization of other identifiable intangible assets decreased as the completion of amortization of assets acquired in previous years more than offset expenses associated with recent acquisitions.

Other operating gains (losses), net

	Three months ended March 31,

(millions of U.S. dollars)	2023	2022
Other operating gains (losses), net	17	(1)

In the first quarter of 2023, other operating gains, net, included a $23 million gain on the sale of a Canadian wholly-owned subsidiary to a company affiliated with Woodbridge (see the “Related Party Transactions” section of this management’s discussion and analysis for additional information). In the first quarter of 2022, other operating losses, net, were not significant.

Net interest expense

	Three months ended March 31,

(millions of U.S. dollars)	2023	2022	Change
Net interest expense	55	48	15%

The increase in net interest expense was primarily due to higher interest costs on commercial paper borrowings and net pension obligations, which more than offset higher interest income. As substantially all of our long-term debt obligations paid interest at fixed rates (after swaps), the net interest expense on our term debt was essentially unchanged compared to the prior-year period.

Other finance costs (income)

	Three months ended March 31,

(millions of U.S. dollars)	2023	2022
Other finance costs (income)	90	(94)

In the first quarter of 2023, other finance costs included losses of $69 million from foreign exchange contracts on instruments that are intended to reduce foreign currency risk on a portion of our indirect investment in LSEG, which is denominated in British pounds sterling, and net foreign exchange losses on intercompany funding arrangements. In the first quarter of 2022, other finance income included gains of $78 million from foreign exchange contracts, and net foreign exchange gains on intercompany funding arrangements.

Share of post-tax earnings in equity method investments

	Three months ended March 31,

(millions of U.S. dollars)	2023	2022
YPL	574	799
Other equity method investments	(4)	(1)
Share of post-tax earnings in equity method investments	570	798

Our investment in LSEG is subject to equity accounting because the LSEG shares are held through YPL, over which we have significant influence. The investment in LSEG shares held by YPL is accounted for at fair value, based on the share price of LSEG. As the investment in LSEG is denominated in British pounds sterling, the Company has entered into a series of foreign exchange contracts to mitigate currency risk on its investment. See the “Investment in LSEG” section of this management’s discussion and analysis for additional information on the sales of LSEG shares in the first quarter of 2023.

In the first quarter of 2023, share of post-tax earnings in equity method investments primarily reflected an increase in value of the LSEG investment, of which $478 million related to a higher share price and $159 million related to foreign exchange gains. A loss of $77 million on a forward contract relating to the agreement to sell LSEG shares to Microsoft for a fixed price was also included.

In the first quarter of 2022, share of post-tax earnings in equity method investments reflected an increase in value of the LSEG investment due to an increase of $1,016 million from a higher share price, which was partly offset by $217 million of foreign exchange losses.

Tax expense

	Three months ended March 31,

(millions of U.S. dollars)	2023	2022
Tax expense	196	240

In the first quarter of 2023, tax expense included $136 million (2022- $192 million) related to our earnings in equity method investments. Additionally, tax expense in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, tax expense or benefit in interim periods is not necessarily indicative of tax expense for the full year.

The comparability of our tax expense was impacted by various transactions and accounting adjustments during each period. The following table sets forth certain components within income tax expense that impact comparability from period to period, including tax expense associated with items that are removed from adjusted earnings:

	Three months ended March 31,

(millions of U.S. dollars)	2023	2022

Tax expense (benefit)

Tax items impacting comparability:

Corporate tax laws and rates(1)	-	(10)
Deferred tax adjustments(2)	-	(34)

Subtotal	-	(44)
Tax related to:

Amortization of other identifiable intangible assets	(6)	(4)

Share of post-tax earnings in equity method investments	136	192

Other finance (costs) income	(16)	19

Other items	(2)	(1)

Subtotal	112	206

Total	112	162

(1)	Consists primarily of adjustments to deferred tax balances due to changes in effective state tax rates.
(2)

Relates primarily to the recognition of a deferred tax asset for a tax basis step-up attributable to a non-U.S. subsidiary and adjustments required for a business that was classified as held for sale during the period.

Because the items described above impact the comparability of our tax expense or benefit for each period, we remove them from our calculation of adjusted earnings, along with the pre-tax items to which they relate. The computation of our adjusted tax expense is set forth below:

	Three months ended March 31,

(millions of U.S. dollars)	2023	2022

Tax expense	196	240

Remove: Items from above impacting comparability	(112)	(162)
Other adjustment:

Interim period effective tax rate normalization(1)	(2)	(1)

Total tax expense on adjusted earnings	82	77

(1)

Adjustment to reflect income taxes based on estimated full-year effective tax rates. Earnings or losses for interim periods under IFRS generally reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which we operate. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.

We expect new tax legislation to be enacted in Canada later in 2023 that will reduce our ability to deduct interest expense against our Canadian income. As a result, we expect to increase our taxable profits in Canada against which we will apply tax loss carryforwards. When the legislation is enacted, we expect to recognize previously unrecognized tax loss carryforwards in our consolidated income statement and record corresponding deferred tax assets, the amount of which could be significant.

Results of Discontinued Operations

	Three months ended March 31,

(millions of U.S. dollars)	2023	2022
Earnings (loss) from discontinued operations, net of tax	19	(11)

In both periods, earnings or losses from discontinued operations, net of tax, were primarily comprised of earnings or losses arising on a receivable balance from LSEG relating to a tax indemnity. The earnings or losses were due to changes in foreign exchange and interest rates.

Net earnings and diluted EPS

	Three months ended March 31,

			Change

(millions of U.S. dollars, except per share amounts)	2023	2022	Total	Constant Currency
IFRS Financial Measures
Net earnings	756	1,007	(25%)
Diluted EPS	$1.59	$2.06	(23%)
Non-IFRS Financial Measures(1)
Adjusted earnings	391	322	21%
Adjusted EPS	$0.82	$0.66	24%	24%

(1)

Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Net earnings and diluted EPS decreased in the first quarter of 2023, compared to the prior-year period, as the prior-year period included a significantly higher increase in the value of our investment in LSEG.

Adjusted earnings and adjusted EPS, which excludes the change in value of our LSEG investment, as well as other adjustments, increased primarily due to higher adjusted EBITDA.

Segment results

The following is a discussion of our five reportable segments and our Corporate costs for the three months ended March 31, 2023. We assess revenue growth for each segment, as well as the businesses within each segment, in constant currency and on an organic basis. See Appendix A of this management’s discussion and analysis for additional information.

Legal Professionals

	Three months ended March 31,

			Change

(millions of U.S. dollars, except margins)	2023	2022	Total	Constant Currency	Organic
Recurring revenues	672	653	3%	4%	6%
Transactions revenues	42	45	(6%)	(5%)	(1%)
Revenues	714	698	2%	4%	5%
Segment adjusted EBITDA	318	305	4%	4%
Segment adjusted EBITDA margin	44.6%	43.7%	90bp	20bp

Revenues increased in total and in constant currency, but were negatively impacted by the sale of certain non-core businesses that closed in 2022. The increases were driven by growth in recurring revenues (94% of the Legal Professionals segment), which more than offset a decline in transactions revenues (6% of the Legal Professionals segment).

On an organic basis, revenues also increased due to growth in recurring revenues driven by Westlaw, Practical Law, HighQ and the segment’s international businesses. Transactions revenues slightly declined on an organic basis due to lower professional services revenues in the Elite business.

Segment adjusted EBITDA and the related margin increased as higher revenues more than offset higher expenses, which were mitigated by cost savings from our Change Program. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 70bp.

Corporates

	Three months ended March 31,

			Change

(millions of U.S. dollars, except margins)	2023	2022	Total	Constant Currency	Organic
Recurring revenues	329	316	4%	5%	7%
Transactions revenues	106	95	11%	14%	11%
Revenues	435	411	6%	7%	8%
Segment adjusted EBITDA	154	157	(2%)	(1%)
Segment adjusted EBITDA margin	35.1%	38.1%	(300)bp	(300)bp

Revenues increased in total and constant currency, but were negatively impacted by the sale of certain non-core business that closed in 2022. The increases were driven by growth in recurring revenues (76% of the Corporates segment) as well as transactions revenues (24% of the Corporates segment), which benefited from the acquisition of SurePrep.

On an organic basis, revenues also increased due to growth in recurring revenues driven by Practical Law, CLEAR, HighQ and the segment’s businesses in Latin America, as well as growth in transactions revenues driven by the Confirmation, SurePrep, and Trust businesses.

Segment adjusted EBITDA and the related margin declined as higher revenues were more than offset by higher expenses, which was due to unfavorable timing. Foreign currency had no impact on segment adjusted EBITDA margin.

Tax & Accounting Professionals

	Three months ended March 31,

			Change

(millions of U.S. dollars, except margins)	2023	2022	Total	Constant Currency	Organic
Recurring revenues	176	182	(3%)	(2%)	6%
Transactions revenues	106	71	49%	51%	19%
Revenues	282	253	11%	13%	11%
Segment adjusted EBITDA	149	122	22%	22%
Segment adjusted EBITDA margin	51.4%	48.3%	310bp	270bp

Revenues increased in total and constant currency driven by growth in transactions revenues (38% of the Tax & Accounting Professionals segment), which reflected the acquisition of SurePrep. Recurring revenues (62% of the Tax & Accounting Professionals segment) declined due to the sale of certain non-core businesses that closed in 2022, and higher customer credits which we do not expect to recur.

On an organic basis, revenues increased due to growth in both recurring and transactions revenues. The segment’s businesses in Latin America contributed to recurring revenue growth, while the Confirmation and SurePrep businesses drove the growth in transactions revenues.

Segment adjusted EBITDA and the related margin increased as higher revenues more than offset higher expenses, which were mitigated by cost savings from the Change Program. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 40bp.

Tax & Accounting Professionals is a more seasonal business relative to our other businesses, with a higher percentage of its revenues historically generated in the fourth quarter and to a slightly lesser extent, the first quarter, due to the release of certain tax products. As a result, the margin performance of this segment has been generally higher in the first and fourth quarters as costs are typically incurred in a more linear fashion throughout the year.

Reuters News

	Three months ended March 31,

			Change

(millions of U.S. dollars, except margins)	2023	2022	Total	Constant Currency	Organic
Recurring revenues	155	155	—	2%	1%
Transactions revenues	20	21	(1%)	(3%)	(3%)
Revenues	175	176	—	1%	1%
Segment adjusted EBITDA	29	37	(21%)	(29%)
Segment adjusted EBITDA margin	16.6%	21.0%	(440)bp	(670)bp

Revenues decreased in total, but increased on a constant currency and organic basis. The increases reflected higher revenues from the segment’s news and editorial agreement with the Data & Analytics business of LSEG which offset lower digital advertising revenues and a light seasonal calendar in the segment’s Events business.

Reuters News and LSEG’s Data & Analytics business have an agreement pursuant to which Reuters News supplies news and editorial content to LSEG through October 1, 2048. In the first quarter of 2023, Reuters News recorded revenues of $92 million (2022—$90 million) under this agreement.

Segment adjusted EBITDA and the related margin decreased due to investments we made in the business. Foreign currency benefited the year-over-year change in segment adjusted EBITDA margin by 230bp.

Global Print

	Three months ended March 31,

			Change

(millions of U.S. dollars, except margins)	2023	2022	Total	Constant Currency	Organic
Revenues	138	142	(3%)	(1%)	—
Segment adjusted EBITDA	50	53	(4%)	(3%)
Segment adjusted EBITDA margin	36.5%	37.0%	(50)bp	(50)bp

Revenues decreased in total and in constant currency due to the sale of certain non-core businesses that closed in 2022. On an organic basis, revenues were unchanged, which was better than expected due to improved customer retention, higher third-party revenues for printing services, strong international performance, as well as timing of new sales which we expect will normalize in the remainder of 2023.

Segment adjusted EBITDA and the related margin decreased due to lower revenues. The related margin was also impacted by the dilutive effect of third-party print revenues. Foreign currency had no impact on segment adjusted EBITDA margin.

Corporate costs

	Three months ended March 31,

(millions of U.S. dollars)	2023	2022
Corporate costs	23	74

Corporate costs decreased primarily because the prior year-period included $34 million of costs associated with the Change Program. The current period also included $7 million of non-income tax credits.

Investment in LSEG

We indirectly own shares in LSEG through YPL, an entity jointly owned by our company, Blackstone’s consortium and certain current LSEG and former members of Refinitiv senior management.

During the first quarter of 2023, we received $2.3 billion related to the following transactions. Of this amount, $2.2 billion was received in the form of dividends from YPL.

●

On January 31, 2023, our company and Blackstone’s consortium collectively sold 21.2 million LSEG shares they co-own through YPL to Microsoft for a fixed U.S. dollar price of $94.50 per share. We received approximately $1.0 billion of gross proceeds from the sale of the 10.5 million shares our company indirectly owned. In conjunction with the sale of shares to Microsoft, LSEG amended the terms of contractual lock-up provisions previously agreed between LSEG and the Blackstone consortium/Thomson Reuters entities that hold the LSEG shares. Based on agreements our company has with LSEG and the Blackstone consortium, Thomson Reuters will be able to sell approximately 31 million of its indirectly owned shares in the twelve-month period beginning January 30, 2023, 22 million shares in the twelve-month period beginning January 30, 2024 and 8 million shares after the lock-up arrangement terminates on January 29, 2025.

●

On March 8, 2023, our company and Blackstone’s consortium collectively sold 28 million shares they co-own for £71.50 per share through a placing to institutional investors and an offer to retail investors. We received approximately $1.3 billion of gross proceeds from the sale of the 13.6 million shares our company indirectly owned, which included approximately $96 million from the settlement of foreign exchange contracts intended to mitigate foreign exchange risk on the investment.

●

During the first quarter of 2023, LSEG repurchased 0.9 million ordinary shares from YPL under an open market buyback program announced by LSEG in August 2022. We received proceeds of approximately $35 million related to the 0.4 million shares our company indirectly owned and sold as part of this buyback.

We expect to pay approximately $271 million of tax on these share sales, and the related settlement of foreign exchange contracts. Relative to our remaining shares, we expect to pay 25% capital gains tax on proceeds above our tax basis of $2.3 billion.

See the “Liquidity and Capital Resources” section of the management’s discussion and analysis for information on our use of proceeds from the sale of LSEG shares.

The market value of our investment in LSEG on April 30, 2023 was approximately $5.0 billion, based on LSEG’s closing share price on that date and 47.4 million shares, which reflects any additional shares sold through our participation in LSEG’s open market buyback program.

Liquidity and Capital Resources

We have historically maintained a disciplined capital strategy that balances growth, long-term financial leverage, credit ratings and returns to shareholders. We are focused on having the investment capacity to drive revenue growth, both organically and through acquisitions, while also maintaining our long-term financial leverage and credit ratings and continuing to provide returns to shareholders. Our principal sources of liquidity are cash and cash equivalents and cash provided by operating activities. From time to time, we also issue commercial paper, borrow under our credit facility, and issue debt securities. Our principal uses of cash are for debt repayments, debt servicing costs, dividend payments, capital expenditures, share repurchases and acquisitions.

In the first quarter of 2023, we received gross proceeds of $2.3 billion from the sale of 24.5 million LSEG shares (Refer to the “Investment in LSEG” section of this management’s discussion and analysis for additional information). On April 4, 2023, we announced that we finalized our plan to return approximately $2.2 billion of these proceeds to shareholders through a return of capital transaction consisting of a cash distribution of $4.67 per common share and a share consolidation, or “reverse stock split”, which will reduce the number of outstanding common shares on a basis that is proportional to the cash distribution. This transaction is subject to shareholder approval at our annual and special meeting of shareholders on June 14, 2023. Woodbridge, our principal shareholder, has indicated that it plans to vote in favor of the transaction. Provided we receive shareholder and court approval, we expect to complete the proposed transaction by the end of June 2023. We will use any funds retained from the proceeds, including from shareholders opting out of the return of capital transaction, to pursue organic and inorganic opportunities in key growth segments as well as for other general corporate purposes. We expect to continue to sell LSEG shares in tranches subject to contractual lock-up provisions and expect those proceeds will provide us with further options for investment and returns to shareholders.

Our capital strategy approach has provided us with a strong capital structure and liquidity position. Our disciplined approach and cash generative business model have allowed us to weather economic volatility in recent years caused by macroeconomic and geopolitical factors, while continuing to invest in our business. While we are closely monitoring the global disruption caused by Russia’s invasion of Ukraine, our operations in the region are not material to our business.

We expect that the operating leverage of our business will increase our free cash flow if we increase revenues as contemplated by our outlook. We target a maximum leverage ratio of 2.5x net debt to adjusted EBITDA and have set a target to pay out 50% to 60% of our expected free cash flow as dividends to our shareholders.

As of March 31, 2023, we had $1.7 billion of cash on hand, which includes a portion of the proceeds from the sale of LSEG shares in the first quarter of 2023. As a result, our net debt to adjusted EBITDA leverage ratio as of March 31, 2023 was 1.2:1, significantly lower than our target of 2.5:1. As calculated under our credit facility covenant, our net debt to adjusted EBITDA leverage ratio as of March 31, 2023 was 1.1:1, which is also well below the maximum leverage ratio allowed under the credit facility of 4.5:1. Our next scheduled debt maturity is in the fourth quarter of 2023.

We believe that our existing sources of liquidity will be sufficient to fund our expected cash requirements in the normal course of business for the next 12 months.

Certain information above in this section is forward-looking and should be read in conjunction with the section entitled “Additional Information — Cautionary Note Concerning Factors That May Affect Future Results”.

Cash flow

Summary of consolidated statement of cash flow

	Three months ended March 31,

(millions of U.S. dollars)	2023	2022	$ Change
Net cash provided by operating activities	267	275	(8)
Net cash provided by (used in) investing activities	1,668	(179)	1,847
Net cash used in financing activities	(1,315)	(220)	(1,095)
Translation adjustments	1	-	1
Increase (decrease) in cash and cash equivalents	621	(124)	745
Cash and cash equivalents at beginning of period	1,069	778	291
Cash and cash equivalents at end of period	1,690	654	1,036
Non-IFRS Financial Measure(1)
Free cash flow	133	86	47

(1)

Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

Operating activities. Net cash provided by operating activities decreased as the cash benefits from higher operating profit were more than offset by higher tax payments and unfavorable movements in working capital.

Investing activities. Net cash provided by investing activities in the first quarter of 2023 included $2,293 million in proceeds from the sales of LSEG shares (see the “Investment in LSEG” section of this management’s discussion and analysis for additional information), which were partly offset by $490 million of acquisition spend, primarily related to SurePrep, and $140 million in capital expenditures. SurePrep is a provider of tax automation software and services. Net cash used in investing activities in the first quarter of 2022 included $171 million of capital expenditures.

Financing activities. Net cash used in financing activities in the first quarter of 2023 included share repurchases of $718 million, $224 million of dividend payments to common shareholders and $361 million of net repayments under our commercial paper program. Net cash used in financing activities in the first quarter of 2022 primarily included dividends paid to our common shareholders of $209 million. Refer to the “Commercial paper program”, ”Dividends” and “Share repurchases” subsections below for additional information.

Cash and cash equivalents. Cash and cash equivalents as of March 31, 2023 were higher compared to the beginning of the year due to the cash received following the sale of 24.5 million of our indirectly owned LSEG shares.

Free cash flow. Free cash flow increased primarily due to lower capital expenditures and proceeds from the sale of a subsidiary to a company affiliated with Woodbridge, which more than offset the decrease in cash flows from operating activities. Capital expenditures in the prior-year period included investments in the Change Program.

Additional information about our debt and credit arrangements, dividends and share repurchases is as follows:

●

Commercial paper program. Our $2.0 billion commercial paper program provides cost-effective and flexible short-term funding. The carrying amount of outstanding commercial paper of $699 million is included in “Current indebtedness” within the consolidated statement of financial position as of March 31, 2023. Issuances of commercial paper reached a peak of $1.3 billion during the first quarter of 2023.

●

Credit facility. We have a $2.0 billion syndicated credit facility agreement which matures in November 2027 and may be used to provide liquidity for general corporate purposes (including acquisitions or support for our commercial paper program). There were no outstanding borrowings under the credit facility as of March 31, 2023. Based on our current credit ratings, the cost of borrowing under the facility is priced at the Term Secure Overnight Financing Rate (SOFR)/Euro Interbank Offered Rate (EURiBOR)/Simple Sterling Overnight Index Average (SONIA) plus 102.5 basis points. We have the option to request an increase, subject to approval by applicable lenders, in the lenders’ commitments in an aggregate amount of $600 million for a maximum credit facility commitment of $2.6 billion. If our debt rating is downgraded by Moody’s, S&P or Fitch, our facility fees and borrowing costs would increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fees and borrowing costs. We also monitor the lenders that are party to our facility and believe they continue to be able to lend to us.

We guarantee borrowings by our subsidiaries under the credit facility. We must also maintain a ratio of net debt as defined in the credit agreement (total debt after swaps less cash and cash equivalents) as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. If we complete an acquisition with a purchase price of over $500 million, the ratio of net debt to EBITDA would temporarily increase to 5.0:1 for three quarters after completion, at which time the ratio would revert to 4.5:1. As of March 31, 2023, we were in compliance with this covenant as our ratio of net debt to EBITDA, as calculated under the terms of our syndicated credit facility, was 1.1:1.

●

Long-term debt. We did not issue notes or make any debt repayments in the three months ended March 31, 2023. Thomson Reuters Corporation and one of its U.S. subsidiaries, TR Finance LLC, may collectively issue up to $3.0 billion of unsecured debt securities from time to time through July 29, 2024 under a base shelf prospectus. Any debt securities issued by TR Finance LLC will be fully and unconditionally guaranteed on an unsecured basis by Thomson Reuters Corporation and three U.S. subsidiary guarantors, which are also indirect 100%-owned and consolidated subsidiaries of Thomson Reuters Corporation. Except for TR Finance LLC and the subsidiary guarantors, none of Thomson Reuters Corporation’s other subsidiaries have guaranteed or would otherwise become obligated with respect to any issued TR Finance LLC debt securities. Neither Thomson Reuters Corporation nor TR Finance LLC has issued any debt securities under the prospectus. Please refer to Appendix D of this management’s discussion and analysis for condensed consolidating financial information of the Company, including TR Finance LLC and the subsidiary guarantors.

●

Credit ratings. Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demand, increased competition, a deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to the debt markets or result in higher borrowing rates.

The following table sets forth the credit ratings from rating agencies in respect of our outstanding securities as of the date of this management’s discussion and analysis:

	Moody’s	S&P Global Ratings	DBRS Limited	Fitch
Long-term debt	Baa2	BBB	BBB (high)	BBB+
Commercial paper	P-2	A-2	R-2 (high)	F1
Trend/Outlook	Stable	Stable	Stable	Stable

These credit ratings are not recommendations to purchase, hold, or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. We cannot ensure that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

●

Dividends. Dividends on our common shares are declared in U.S. dollars. In February 2023, we announced a 10% or $0.18 per share increase in the annualized dividend rate to $1.96 per common share (beginning with the common share dividend that we paid in March 2023). In our consolidated statement of cash flow, dividends paid on common shares are shown net of amounts reinvested in our company under our dividend reinvestment plan (DRIP). Registered holders of common shares may participate in our DRIP, under which cash dividends are automatically reinvested in new common shares. Common shares are valued at the weighted-average price at which the shares traded on the Toronto Stock Exchange (TSX) during the five trading days immediately preceding the record date for the dividend. Due to administrative complexities, we will temporarily suspend our DRIP for any dividend payable in advance of the Return of Capital Transaction, and pay such dividends in cash. We plan to resume the DRIP after completion of the Return of Capital Transaction.

Details of dividends declared per common share and dividends paid on common shares are as follows:

	Three months ended March 31,
(millions of U.S. dollars, except per share amounts)	2023	2022
Dividends declared per common share	$0.49	$0.445
Dividends declared	232	216
Dividends reinvested	(8)	(7)
Dividends paid	224	209

●

Share repurchases – Normal Course Issuer Bid (NCIB). We buy back shares (and subsequently cancel them) from time to time as part of our capital strategy. In June 2022, we announced a plan to repurchase up to $2.0 billion of our common shares. We completed this program in the first quarter of 2023, with repurchases of 6.0 million common shares totaling $718 million at an average price per share of $120.10. We did not repurchase any of our common shares in the first quarter of 2022.

Financial position

Our total assets were $21.0 billion as of March 31, 2023, compared to $21.7 billion as of December 31, 2022. The decrease was primarily driven by repayments of commercial paper and share repurchases.

As of March 31, 2023, our current liabilities exceeded our current assets because current liabilities include a significant amount of deferred revenue, which arises from the sale of subscription-based products and services that many customers pay for in advance. The cash received from these advance payments is used to currently fund the operating, investing and financing activities of our business. However, for accounting purposes, these advance payments must be deferred and recognized over the term of the subscription. As such, we typically reflect a negative working capital position in our consolidated statement of financial position. In the ordinary course of business, deferred revenue does not represent a cash obligation, but rather an obligation to perform services or deliver products, and therefore when we are in that situation, we do not believe it is indicative of a liquidity issue, but rather an outcome of the required accounting for our business model.

Net debt and leverage ratio of net debt to adjusted EBITDA

	March 31,	December 31,

(millions of U.S. dollars)	2023	2022
Current indebtedness	1,299	1,647
Long-term indebtedness	3,116	3,114
Total debt	4,415	4,761
Swaps	(41)	(42)
Total debt after swaps	4,374	4,719
Remove fair value adjustments for hedges(1)	6	7
Total debt after currency hedging arrangements	4,380	4,726
Remove transaction costs, premiums or discounts included in the carrying value of debt	30	33
Add: Lease liabilities (current and non-current)	227	235
Less: cash and cash equivalents(2)	(1,690)	(1,069)
Net debt(3)	2,947	3,925
Leverage ratio of net debt to adjusted EBITDA
Adjusted EBITDA(3)	2,406	2,329
Net debt / adjusted EBITDA(3)	1.2:1	1.7:1

(1)	Represents the interest-related fair value component of hedging instruments that are removed to reflect net cash outflow upon maturity.

(2)

Includes cash and cash equivalents of $84 million and $81 million as of March 31, 2023 and December 31, 2022, respectively, held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and were therefore not available for general use by our company.

(3)

Amounts represent non-IFRS financial measures. For additional information about our liquidity, we provide our leverage ratio of net debt to adjusted EBITDA. Refer to Appendices A and B of this management’s discussion and analysis for additional information of our non-IFRS financial measures and reconciliations to the most comparable IFRS measure.

As of March 31, 2023, our total debt position (after swaps) was $4.4 billion. The maturity dates for our term debt are well balanced with no significant concentration in any one year. As of March 31, 2023, the average maturity of our term debt (total debt excluding commercial paper) was approximately seven years at an average interest rate (after swaps) of slightly over 4%, all of which is fixed. Our leverage ratio of net debt to adjusted EBITDA was below our target ratio of 2.5:1. The decrease in our net debt is primarily due to the increase in our cash and cash equivalents (refer to the “Cash Flow” section of this management’s discussion and analysis for additional information).

Off-balance sheet arrangements, commitments and contractual obligations

For a summary of our other off-balance sheet arrangements, commitments and contractual obligations please see our 2022 annual management’s discussion and analysis. There were no material changes to these arrangements, commitments and contractual obligations during the three months ended March 31, 2023.

Contingencies

Lawsuits and legal claims

We are engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, employment matters, commercial matters, defamation claims and intellectual property infringement claims. The outcome of all of the matters against us is subject to future resolution, including the uncertainties of litigation. Based on information currently known to us and after consultation with outside legal counsel, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

Uncertain tax positions

We are subject to taxation in numerous jurisdictions and we are routinely under audit by many different taxing authorities in the ordinary course of business. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain, as taxing authorities may challenge some of our positions and propose adjustments or changes to our tax filings.

As a result, we maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using our best estimates of the amount expected to be paid based on a qualitative assessment of all relevant factors. When appropriate, we perform an expected value calculation to determine our provisions. We review the adequacy of these provisions at the end of each reporting period and adjust them based on changing facts and circumstances. Due to the uncertainty associated with tax audits, it is possible that at some future date, liabilities resulting from such audits or related litigation could vary significantly from our provisions. However, based on currently enacted legislation, information currently known to us and after consultation with outside tax advisors, management believes that the ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

Through March 31, 2023, we paid $463 million of tax as required under notices of assessment issued by the U.K. tax authority, HM Revenue & Customs (HMRC), under the Diverted Profits Tax (DPT) regime that collectively related to the 2015, 2016, 2017 and 2018 taxation years of certain of our current and former U.K. affiliates. HMRC continues to have the statutory authority to amend the above assessments solely for the 2017 taxation year by issuing DPT supplementary notices for that year until mid-May 2023.

As we do not believe these current and former U.K. affiliates fall within the scope of the DPT regime, we will continue contesting these assessments (including any amended by HMRC) through all available administrative and judicial remedies and we intend to vigorously defend our position. Payments we make are not a reflection of our view on the merits of the case. As the assessments largely relate to businesses we have sold, the majority are subject to indemnity arrangements under which we have been or will be required to pay additional taxes to HMRC or the indemnity counterparty.

Because we believe our position is supported by the weight of law, we do not believe that the resolution of this matter will have a material adverse effect on our financial condition taken as a whole. As we expect to receive refunds of substantially all of the aggregate of amounts paid and potential future payments pursuant to these notices of assessment, we expect to continue recording substantially all of these payments as non-current receivables from HMRC or the indemnity counterparty on our financial statements. We expect our existing sources of liquidity will be sufficient to fund any required additional payments if HMRC issues further notices.

Guarantees

We have an investment in 3XSQ Associates, an entity jointly owned by one of our subsidiaries and Rudin Times Square Associates LLC (Rudin), that owns and operates the 3 Times Square office building (the building) in New York, New York. In June 2022, 3XSQ Associates obtained a $415 million, 3-year term loan facility to refinance existing debt, fund the building’s redevelopment, and cover interest and operating costs during the redevelopment period. The building is pledged as loan collateral. We and Rudin each guarantee 50% of (i) certain principal loan amounts and (ii) interest and operating costs. We and Rudin also jointly and severally guarantee (i) completion of commenced works and (ii) lender losses arising from disallowed acts, environmental or otherwise. To minimize economic exposure to 50% for the joint and several obligations, we and a parent entity of Rudin entered into a cross-indemnification arrangement. We believe the value of the building is expected to be sufficient to cover obligations that could arise from the guarantees. The guarantees do not impact our ability to borrow funds under our $2.0 billion syndicated credit facility or the related covenant calculation.

For additional information, please see the “Risk Factors” section of our 2022 annual report, which contains further information on risks related to legal and tax matters.

Outlook

The information in this section is forward-looking and should be read in conjunction with the section entitled “Additional Information—Cautionary Note Concerning Factors That May Affect Future Results”.

In May 2023, we announced we are maintaining the 2023 outlook we communicated in February 2023, except for total revenue growth for the Company and the “Big 3” segments which was adjusted to incorporate the pending sale of a majority stake in Elite. The following table sets forth our 2023 outlook, which includes non-IFRS financial measures. Our 2023 outlook:

●	Assumes constant currency rates relative to 2022; and
●	Except for the pending Elite transaction, does not factor in the impact of any other acquisitions or divestitures that may occur in future periods.

We believe this type of guidance provides useful insight into the performance of our business.

While our first-quarter 2023 performance provides us with increasing confidence about our outlook, the macroeconomic backdrop remains uncertain with many signs that point to a weakening global economic environment amid rising interest rates, high inflation and ongoing geopolitical risks. Any worsening of the global economic or business environment could impact our ability to achieve our outlook.

Total Thomson Reuters	2022 Actual	2023 Outlook 2/9/2023	2023 Outlook 5/2/2023
Revenue growth	4%	4.5% - 5.0%	3.0% - 3.5%
Organic revenue growth(1)	6%	5.5% - 6.0%	Unchanged
Adjusted EBITDA margin(1)	35.1%	Approximately 39%	Unchanged
Corporate costs	$293 million	$110 million - $120 million	Unchanged
Core corporate costs	$122 million	$110 million - $120 million
Change Program operating expenses	$171 million	n/a
Free cash flow(1)	$1.3 billion	Approximately $1.8 billion	Unchanged
Accrued capital expenditures as a percentage of revenues(1)	8.2%	Approximately 7.0%	Unchanged
Real estate optimization spend(2)	n/a	$30 million
Depreciation and amortization of computer software	$625 million	$595 million - $625 million	Unchanged
Interest expense	$196 million	$190 million - $210 million	Unchanged
Effective tax rate on adjusted earnings(1)	17.6%	Approximately 18%	Unchanged

“Big 3” Segments(1)	2022 Actual	2023 Outlook 2/9/2023	2023 Outlook 5/2/2023
Revenue growth	5%	5.5% - 6.0%	3.5% - 4.0%
Organic revenue growth	7%	6.5% - 7.0%	Unchanged
Adjusted EBITDA margin	42.4%	Approximately 44%	Unchanged

(1)

Non-IFRS financial measures. Refer to Appendices A and B of this management’s discussion and analysis for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

(2)	Real estate optimization spend in 2023 is incremental to the accrued capital expenditures as a percentage of revenues outlook.

We expect our second-quarter 2023 organic revenue growth rate to be at the low end of the full year 5.5% — 6.0% range, and our adjusted EBITDA margin to be approximately 38%.

The following table summarizes our material assumptions and risks that may cause actual performance to differ from our expectations underlying our financial outlook.

Revenues
Material assumptions	Material risks

● Uncertain macroeconomic and geopolitical conditions will continue to disrupt the economy and cause periods of volatility

● Continued need for trusted products and services that help customers navigate evolving and complex legal, tax, accounting, regulatory, geopolitical and commercial changes, developments and environments, and for cloud-based digital tools that drive productivity

● Continued ability to deliver innovative products that meet evolving customer demands

● Acquisition of new customers through expanded and improved digital platforms, simplification of the product portfolio and through other sales initiatives

● Improvement in customer retention through commercial simplification efforts and customer service improvements

● Rising interest rates, inflation, geopolitical instability, including the war in Ukraine and lingering impacts from the pandemic (e.g. supply chain disruptions) continue to impact the global economy. The severity and duration of any one, or a combination, of these conditions could impact the global economy and lead to lower demand for our products and services (beyond our assumption that these disruptions will cause periods of volatility)

● Demand for our products and services could be reduced by changes in customer buying patterns, or our inability to execute on key product design or customer support initiatives

● Competitive pricing actions and product innovation could impact our revenues

● Our sales, commercial simplification and product design initiatives may be insufficient to retain customers or generate new sales

Adjusted EBITDA margin
Material assumptions	Material risks
● Our ability to achieve revenue growth targets ● Business mix continues to shift to higher-growth product offerings

● Same as the risks above related to the revenue outlook

● Higher than expected inflation may lead to greater than anticipated increase in labor costs, third-party supplier costs and costs of print materials

● Acquisition and disposal activity may dilute adjusted EBITDA margin

Free Cash Flow
Material assumptions	Material risks

● Our ability to achieve our revenue and adjusted EBITDA margin targets

● Accrued capital expenditures expected to approximate 7.0% of revenues, excluding real estate optimization projects

● Incremental capital expenditures of approximately $30 million on real estate optimization projects

● Same as the risks above related to the revenue and adjusted EBITDA margin outlook

● A weaker macroeconomic environment could negatively impact working capital performance, including the ability of our customers to pay us

● Accrued capital expenditures may be higher than currently expected

● The timing and amount of tax payments to governments may differ from our expectations

Effective tax rate on adjusted earnings
Material assumptions	Material risks

● Our ability to achieve our adjusted EBITDA target

● The mix of taxing jurisdictions where we recognized pre-tax profit or losses in 2022 does not significantly change in 2023

● Minimal changes in tax laws and treaties within the jurisdictions where we operate

● Significant gains that will prevent the imposition of certain minimum taxes

● No significant charges or benefits from the finalization of prior tax years

● Depreciation and amortization of computer software between $595 million and $625 million

● Interest expense between $190 million and $210 million

● Same as the risks above related to adjusted EBITDA

● A material change in the geographical mix of our pre-tax profits and losses

● A material change in current tax laws or treaties to which we are subject, and did not expect

● Depreciation and amortization of computer software as well as interest expense may be significantly higher or lower than expected

Our outlook contains various non-IFRS financial measures. We believe that providing reconciliations of forward-looking non-IFRS financial measures in our outlook would be potentially misleading and not practical due to the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for outlook purposes only, we are unable to reconcile these measures to the most comparable IFRS measures because we cannot predict, with reasonable certainty, the impact of changes in foreign exchange rates which impact (i) the translation of our results reported at average foreign currency rates for the year and (ii) other finance income or expense related to intercompany financing arrangements and foreign exchange contracts. Additionally, we cannot reasonably predict (i) our share of post-tax earnings or losses in equity method investments, which is subject to changes in the stock price of LSEG or (ii) the occurrence or amount of other operating gains and losses, which generally arise from business transactions we do not currently anticipate.

Related Party Transactions

As of May 1, 2023, our principal shareholder, Woodbridge, beneficially owned approximately 69% of our common shares.

Transaction with Woodbridge

In March 2023, we sold a Canadian wholly owned subsidiary to a company affiliated with Woodbridge for $23 million. The subsidiary’s assets consisted of accumulated tax losses that management did not expect to utilize against future taxable income prior to their expiry based on currently enacted Canadian tax law. As such, no tax benefit for the losses had been recognized in the consolidated financial statements. Under Canadian law, certain losses may only be transferred to related companies, such as those affiliated with Woodbridge. A gain of $23 million was recorded within “Other operating gains (losses), net” within the consolidated income statement. In connection with this transaction, the board of directors’ Corporate Governance Committee obtained an independent fairness opinion. We utilized the independent fairness opinion to determine that the negotiated price between our company and Woodbridge was reasonable. After reviewing the matter, the Corporate Governance Committee approved the transaction. Directors who were not considered independent because of their positions with Woodbridge refrained from deliberating and voting on the matter at the committee meeting.

Transactions with YPL

In the first quarter of 2023, we received $2.2 billion of dividends from YPL related to sale of LSEG shares indirectly owned by our company. See the “Investment in LSEG” section of this management’s discussion and analysis for additional information.

Except for the above transactions, there were no new significant related party transactions during the first quarter of 2023. Refer to the “Related Party Transactions” section of our 2022 annual management’s discussion and analysis, which is contained in our 2022 annual report, as well as note 31 of our 2022 annual consolidated financial statements for information regarding related party transactions.

Subsequent Events

Return of capital and share consolidation

On April 4, 2023, we announced that we finalized our plan to return approximately $2.2 billion to shareholders through a return of capital transaction consisting of a cash distribution of $4.67 per common share and a share consolidation, or “reverse stock split”, which will reduce the number of outstanding common shares on a basis that is proportional to the cash distribution. This transaction, which is subject to shareholder and court approval, will be funded through proceeds from our dispositions of shares in our investment in LSEG. We expect to complete the proposed transaction by the end of June 2023.

Divestiture

On April 4, 2023, we announced the signing of a definitive agreement to sell a majority interest in our Elite business, a provider of financial and practice management solutions to law firms, to TPG, in a transaction that values the business at approximately $500 million. TPG will establish Elite as an independent legal technology company. We expect to receive approximately $400 million and will retain a 19.9% minority interest in the business with board representation to support Elite strategically going forward. The sale is expected to close in the second quarter of 2023 following regulatory approvals and satisfaction of other customary closing conditions. We expect to record a gain on this transaction and to account for our minority interest under the equity method of accounting.

Changes in Accounting Policies

Please refer to the “Changes in Accounting Policies” section of our 2022 annual management’s discussion and analysis, which is contained in our 2022 annual report, for information regarding changes in accounting policies. Since the date of our 2022 annual management’s discussion and analysis, there have not been any significant changes to our accounting policies.

Critical Accounting Estimates and Judgments

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Please refer to the “Critical Accounting Estimates and Judgments” section of our 2022 annual management’s discussion and analysis, which is contained in our 2022 annual report, for additional information. Since the date of our 2022 annual management’s discussion and analysis, there have not been any significant changes to our critical accounting estimates and judgments.

We continue to operate in an uncertain macroeconomic and geopolitical environment caused by high inflation, volatile interest rates, the Russian military invasion of Ukraine, lingering COVID-19 impacts and supply chain disruptions resulting from these factors. We are closely monitoring the evolving macroeconomic and geopolitical conditions to assess potential impacts on our businesses. Due to the significant uncertainty created by these circumstances, some of management’s estimates and judgments may be more variable and may change materially in the future.

Additional Information

Basis of presentation

Disclosure controls and procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management’s discussion and analysis, have concluded that our disclosure controls and procedures were effective to ensure that all information that we are required to disclose in reports that we file or furnish under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities; and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

In the first quarter of 2023, we implemented OneStream, a platform for financial reporting, planning and forecasting. In conjunction with the change, we modified certain processes and procedures which are part of our internal control over financial reporting.

Except as described above, there was no change in our internal control over financial reporting during the first quarter of 2023 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Share capital

As of May 1, 2023, we had outstanding 470,972,647 common shares, 6,000,000 Series II preference shares, 1,456,971 stock options and a total of 1,698,527 time-based restricted share units and performance restricted share units. We have also issued a Thomson Reuters Founders Share which enables Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

If completed as currently planned, closing of the proposed return of capital transaction will reduce the number of outstanding common shares on a basis that is proportional to the cash distribution.

Public securities filings and regulatory announcements

You may access other information about our company, including our 2022 annual report (which contains information required in an annual information form) and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the Securities and Exchange Commission (SEC) at www.sec.gov.

Cautionary note concerning factors that may affect future results

Certain statements in this management’s discussion and analysis are forward-looking, including, but not limited to, our business outlook, statements regarding the Company’s intention to target a dividend payout ratio of between 50% to 60% of its free cash flow, statements regarding the expected future growth of our customer segments or businesses, statements regarding the Company’s intention to sell a portion of its shares in LSEG and the related tax payments on such sales, expectations regarding our liquidity and capital resources, the impact of changes in Canadian tax legislation, the receipt of supplementary DPT notices from the HMRC, and the proposed return of capital transaction, including the related temporary suspension of the DRIP. The words “will”, “expect”, “believe”, “target”, “estimate”, “could”, “should”, “intend”, “predict”, “project” and similar expressions identify forward-looking statements. While we believe that we have a reasonable basis for making forward-looking statements in this management’s discussion and analysis, they are not a guarantee of future performance or outcomes or that any other events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond our company’s control and the effects of them can be difficult to predict. In particular, the full extent of the impact of macroeconomic and geopolitical environment on the Company’s business, operations and financial results will depend on numerous evolving factors that we may not be able to accurately predict.

Certain factors that could cause actual results or events to differ materially from current expectations are discussed in the “Outlook” section above. Additional factors are discussed in the “Risk Factors” section of our 2022 annual report and in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Many of those risks are, and could be, exacerbated by a worsening of the global geopolitical, business and economic environments. There is no assurance that any forward-looking statement will materialize.

The Company’s business outlook is based on information currently available to the Company and is based on various external and internal assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate under the circumstances.

The Company has provided a business outlook for the purpose of presenting information about current expectations for the periods presented. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this management’s discussion and analysis. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

Appendix A

Non-IFRS Financial Measures

We use non-IFRS financial measures, which include ratios that incorporate one or more non-IFRS financial measures, as supplemental indicators of our operating performance and financial position as well as for internal planning purposes, our management incentive programs and our business outlook. These measures do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies.

As of September 30, 2022, we amended our definition for adjusted EBITDA and adjusted earnings to exclude the impact from having to fair value acquired deferred revenue. Under IFRS rules, when a business is acquired, a purchaser cannot recognize in its post-acquisition income statement the full amount of deferred revenue originally recorded by the seller. This requirement creates distortions in comparability from period to period. We believe that these changes to our metrics will eliminate these distortions. The prior-period amounts for the first quarter of 2022 were not revised as the impact was negligible.

The following table sets forth our non-IFRS financial measures including an explanation of why we believe they are useful measures of our performance. Reconciliations to the most directly comparable IFRS measure are reflected in Appendix B and the “Liquidity and Capital Resources” section of this management’s discussion and analysis.

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure

Adjusted EBITDA and the related margin

Represents earnings or losses from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, our share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges and fair value adjustments, including those related to acquired deferred revenue.

The related margin is adjusted EBITDA expressed as a percentage of revenues. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.

Provides a consistent basis to evaluate operating profitability and performance trends by excluding items that we do not consider to be controllable activities for this purpose.

Also represents a measure commonly reported and widely used by investors as a valuation metric, as well as to assess our ability to incur and service debt.

Earnings from continuing operations

Adjusted EBITDA less accrued capital expenditures and the related margin

Represents adjusted EBITDA less accrued capital expenditures, where accrued capital expenditures include amounts that remain unpaid at the reporting date.

The related margin is adjusted EBITDA less accrued capital expenditures expressed as a percentage of revenues. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.

Provides a basis for evaluating the operating profitability and capital intensity of a business in a single measure. This measure captures investments regardless of whether they are expensed or capitalized, and reflects the basis on which management measures capital spending.

Earnings from continuing operations

Accrued capital expenditures as a percentage of revenues

Accrued capital expenditures expressed as a percentage of revenues. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue. In 2023, this measure excludes $30 million of capital expenditures related to real estate.

	Reflects the basis on how we manage capital expenditures for internal budgeting purposes.	Capital expenditures

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure

Adjusted earnings and adjusted EPS

Net earnings or loss including dividends declared on preference shares but excluding the post-tax impacts of fair value adjustments, including those related to acquired deferred revenue, amortization of other identifiable intangible assets, other operating gains and losses, certain asset impairment charges, other finance costs or income, our share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability.

The post-tax amount of each item is excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item.

	Provides a more comparable basis to analyze earnings. These measures are commonly used by shareholders to measure performance.	Net earnings and diluted earnings per share
Adjusted EPS is calculated from adjusted earnings using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders.

Effective tax rate on adjusted earnings

Adjusted tax expense divided by pre-tax adjusted earnings. Adjusted tax expense is computed as income tax (benefit) expense plus or minus the income tax impacts of all items impacting adjusted earnings (as described above), and other tax items impacting comparability.

	Provides a basis to analyze the effective tax rate associated with adjusted earnings.	Tax expense

In interim periods, we also make an adjustment to reflect income taxes based on the estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which we operate. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods but has no effect on full- year income taxes.

Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, our effective tax rate computed in accordance with IFRS may be more volatile by quarter. Therefore, we believe that using the expected full-year effective tax rate provides more comparability among interim periods.

Net debt and leverage ratio of net debt to adjusted EBITDA

Net debt:

Total indebtedness (excluding the associated unamortized transaction costs and premiums or discount) plus the currency related fair value of associated hedging instruments, and lease liabilities less cash and cash equivalents.

Provides a commonly used measure of a company’s leverage.

Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider the interest components of the associated fair value of hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents.

Total debt (current indebtedness plus long-term indebtedness)

Net debt to adjusted EBITDA: Net debt is divided by adjusted EBITDA for the previous twelve-month period ending with the current fiscal quarter.

Provides a commonly used measure of a company’s ability to pay its debt. Our non-IFRS measure is aligned with the calculation of our internal target and is more conservative than the maximum ratio allowed under the contractual covenants in our credit facility.

For adjusted EBITDA, refer to the definition above for the most directly comparable IFRS measure

How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure

Free cash flow

Net cash provided by operating activities, proceeds from disposals of property and equipment, and other investing activities, less capital expenditures, payments of lease principal and dividends paid on our preference shares.

	Helps assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and acquisitions.	Net cash provided by operating activities

Changes before the impact of foreign currency or at “constant currency”

Applicable measures where changes are reported before the impact of foreign currency or at “constant currency”

IFRS Measures:

● Revenues

● Operating expenses

Non-IFRS Measures and ratios:

● Adjusted EBITDA and adjusted EBITDA margin

● Adjusted EPS

Our reporting currency is the U.S. dollar. However, we conduct activities in currencies other than the U.S. dollar. We measure our performance before the impact of foreign currency (or at “constant currency”), which means that we apply the same foreign currency exchange rates for the current and equivalent prior period. To calculate the foreign currency impact between periods, we convert the current and equivalent prior period’s local currency results using the same foreign currency exchange rate.

	Provides better comparability of business trends from period to period.	For each non-IFRS measure and ratio, refer to the definitions above for the most directly comparable IFRS measure.

Changes in revenues computed on an “organic” basis

Represent changes in revenues of our existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods.

● For acquisitions, we calculate organic growth as though we had owned the acquired business in both periods. We compare revenues for the acquired business for the period we owned the business to the same prior-year period revenues for that business, when we did not own it.

● For dispositions, we calculate organic growth as though we did not own the business in either period. We exclude revenues of the disposed business from the point of disposition, as well as revenues from the same prior-year period before the sale.

	Provides further insight into the performance of our existing businesses by excluding distortive impacts and serves as a better measure of our ability to grow our business over the long term.	Revenues

“Big 3” segments
Our combined Legal Professionals, Corporates and Tax & Accounting Professionals segments. All measures reported for the “Big 3” segments are non- IFRS financial measures.	The “Big 3” segments comprise approximately 80% of revenues and represent the core of our business information service product offerings.	Revenues Earnings from continuing operations

Appendix B

This appendix provides reconciliations of certain non-IFRS financial measures to the most directly comparable IFRS measure that are not presented elsewhere in this management’s discussion and analysis for the three months ended March 31, 2023 and 2022 and year ended December 31, 2022.

Rounding

Other than EPS, we report our results in millions of U.S. dollars, but we compute percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Reconciliation of earnings from continuing operations to adjusted EBITDA and adjusted EBITDA less accrued capital expenditures

	Three months ended March 31,		Year ended December 31,

(millions of U.S. dollars, except margins)	2023	2022	2022

Earnings from continuing operations	737	1,018	1,391

Adjustments to remove:

Tax expense	196	240	259

Other finance costs (income)	90	(94)	(444)

Net interest expense	55	48	196

Amortization of other identifiable intangible assets	25	26	99

Amortization of computer software	118	114	485

Depreciation	30	38	140

EBITDA	1,251	1,390	2,126

Adjustments to remove:

Share of post-tax (earnings) losses in equity method investments	(570)	(798)	432

Other operating (gains) losses, net	(17)	1	(211)

Fair value adjustments(1)	13	7	(18)

Adjusted EBITDA	677	600	2,329

Deduct: Accrued capital expenditures	(121)	(122)	(545)

Adjusted EBITDA less accrued capital expenditures	556	478	1,784

Adjusted EBITDA margin	38.8%	35.8%	35.1%

Adjusted EBITDA less accrued capital expenditures margin	31.8%	28.6%	26.9%

(1)

Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business, a component of operating expenses, as well as adjustments related to acquired deferred revenue.

Reconciliation of capital expenditures to accrued capital expenditures

	Three months ended March 31,		Year ended December 31,

(millions of U.S. dollars)	2023	2022	2022

Capital expenditures	140	171	595

Remove: IFRS adjustment to cash basis	(19)	(49)	(50)

Accrued capital expenditures	121	122	545

Accrued capital expenditures as a percentage of revenues	n/a	n/a	8.2%

Reconciliation of net earnings to adjusted earnings and adjusted EPS

	Three months ended March 31,		Year ended December 31,

(millions of U.S. dollars, except per share amounts and share data)	2023	2022	2022

Net earnings	756	1,007	1,338

Adjustments to remove:

Fair value adjustments(1)	13	7	(18)

Amortization of other identifiable intangible assets	25	26	99

Other operating (gains) losses, net	(17)	1	(211)

Other finance costs (income)	90	(94)	(444)

Share of post-tax (earnings) losses in equity method investments	(570)	(798)	432

Tax on above items(2)	112	206	(22)

Tax items impacting comparability(2)	-	(44)	15

(Earnings) loss from discontinued operations, net of tax	(19)	11	53

Interim period effective tax rate normalization(2)	2	1	-

Dividends declared on preference shares	(1)	(1)	(3)

Adjusted earnings	391	322	1,239

Adjusted EPS	$0.82	$0.66	n/a

Diluted weighted-average common shares (millions)	474.2	487.5	n/a

(1)

Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business, a component of operating expenses, as well as adjustments related to acquired deferred revenue.

(2)	For three months ended March 31, 2023 and 2022, see the “Results of Operations—Tax expense” section of this management’s discussion and analysis for additional information.

Reconciliation of full-year effective tax rate on adjusted earnings

Year ended December 31,

(millions of U.S. dollars, except percentages)	2022

Adjusted earnings	1,239

Plus: Dividends declared on preference shares	3

Plus: Tax expense on adjusted earnings	266

Pre-tax adjusted earnings	1,508

IFRS tax expense	259

Remove tax related to:

Amortization of other identifiable intangible assets	22

Share of post-tax losses in equity method investments	124

Other finance income	(80)

Other operating gains, net	(42)

Other items	(2)

Subtotal – Remove tax benefit on pre-tax items removed from adjusted earnings	22

Remove: Tax items impacting comparability	(15)

Total – Remove all items impacting comparability	7

Tax expense on adjusted earnings	266

Effective tax rate on adjusted earnings	17.6%

Reconciliation of net cash provided by operating activities to free cash flow

	Three months ended March 31,		Year ended December 31,

(millions of U.S. dollars)	2023	2022	2022

Net cash provided by operating activities	267	275	1,915

Capital expenditures	(140)	(171)	(595)

Other investing activities	23	-	88

Payments of lease principal	(16)	(17)	(65)

Dividends paid on preference shares	(1)	(1)	(3)

Free cash flow	133	86	1,340

Reconciliation of changes in revenues to changes in revenues excluding the effects of foreign currency (constant currency) as well as acquisitions/divestitures (organic basis)

	Three months ended March 31,

			Change

(millions of U.S. dollars)	2023	2022	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ Divestitures	Organic

Revenues

Legal Professionals	714	698	2%	(1%)	4%	(2%)	5%

Corporates	435	411	6%	(1%)	7%	(1%)	8%

Tax & Accounting Professionals	282	253	11%	(1%)	13%	2%	11%

“Big 3” Segments Combined	1,431	1,362	5%	(1%)	6%	(1%)	7%

Reuters News	175	176	-	(1%)	1%	-	1%

Global Print	138	142	(3%)	(2%)	(1%)	(2%)	-

Eliminations/Rounding	(6)	(6)

Total revenues	1,738	1,674	4%	(1%)	5%	(1%)	6%

Recurring Revenues

Legal Professionals	672	653	3%	(1%)	4%	(2%)	6%

Corporates	329	316	4%	-	5%	(3%)	7%

Tax & Accounting Professionals	176	182	(3%)	(1%)	(2%)	(8%)	6%

“Big 3” Segments Combined	1,177	1,151	2%	(1%)	3%	(3%)	6%

Reuters News	155	155	-	(2%)	2%	-	1%

Eliminations/Rounding	(6)	(6)

Total recurring revenues	1,326	1,300	2%	(1%)	3%	(2%)	6%

Transactions Revenues

Legal Professionals	42	45	(6%)	(1%)	(5%)	(4%)	(1%)

Corporates	106	95	11%	(4%)	14%	3%	11%

Tax & Accounting Professionals	106	71	49%	(2%)	51%	31%	19%

“Big 3” Segments Combined	254	211	20%	(2%)	22%	10%	12%

Reuters News	20	21	(1%)	2%	(3%)	-	(3%)

Total transactions revenues	274	232	18%	(2%)	20%	9%	11%

	Year ended December 31,

			Change

(millions of U.S. dollars)	2022	2021	Total	Foreign Currency	Subtotal Constant Currency	Acquisitions/ Divestitures	Organic

Revenues

Legal Professionals	2,803	2,712	3%	(2%)	5%	(1%)	6%

Corporates	1,536	1,440	7%	(1%)	8%	-	8%

Tax & Accounting Professionals	986	915	8%	(1%)	8%	(1%)	9%

“Big 3” Segments Combined	5,325	5,067	5%	(1%)	6%	(1%)	7%

Reuters News	733	694	6%	(3%)	9%	-	9%

Global Print	592	609	(3%)	(2%)	(1%)	-	(1%)

Eliminations/Rounding	(23)	(22)

Total revenues	6,627	6,348	4%	(2%)	6%	-	6%

Reconciliation of changes in adjusted EBITDA and the related margin, and consolidated operating expenses and adjusted EPS, excluding the effects of foreign currency

	Three months ended March 31,

			Change

(millions of U.S. dollars, except margins and per share amounts)	2023	2022	Total	Foreign Currency	Constant Currency

Adjusted EBITDA

Legal Professionals	318	305	4%	-	4%

Corporates	154	157	(2%)	(1%)	(1%)

Tax & Accounting Professionals	149	122	22%	-	22%

“Big 3” Segments Combined	621	584	6%	-	7%

Reuters News	29	37	(21%)	8%	(29%)

Global Print	50	53	(4%)	(2%)	(3%)

Corporate costs	(23)	(74)	n/a	n/a	n/a

Adjusted EBITDA	677	600	13%	-	13%

Adjusted EBITDA margin

Legal Professionals	44.6%	43.7%	90bp	70bp	20bp

Corporates	35.1%	38.1%	(300)bp	-	(300)bp

Tax & Accounting Professionals	51.4%	48.3%	310bp	40bp	270bp

“Big 3” Segments Combined	43.1%	42.9%	20bp	40bp	(20)bp

Reuters News	16.6%	21.0%	(440)bp	230bp	(670)bp

Global Print	36.5%	37.0%	(50)bp	-	(50)bp

Adjusted EBITDA margin	38.8%	35.8%	300bp	70bp	230bp

Operating expenses	1,074	1,081	(1%)	(3%)	2%

Adjusted EPS	$0.82	$0.66	24%	-	24%

Reconciliation of adjusted EBITDA margin

To compute segment and consolidated adjusted EBITDA margin, we exclude fair value adjustments related to acquired deferred revenue from our IFRS revenues. The chart below reconciles IFRS revenues to revenues used in the calculation of adjusted EBITDA margin, which excludes fair value adjustments related to acquired deferred revenue.

	Three months ended March 31, 2023

(millions of U.S. dollars, except margins)	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA margin

Revenues

Legal Professionals	714	-	714	318	44.6%

Corporates	435	2	437	154	35.1%

Tax & Accounting Professionals	282	7	289	149	51.4%

“Big 3” Segments Combined	1,431	9	1,440	621	43.1%

Reuters News	175	-	175	29	16.6%

Global Print	138	-	138	50	36.5%

Eliminations/Rounding	(6)	-	(6)	-	n/a

Corporate costs	-	-	-	(23)	n/a

Consolidated totals	1,738	9	1,747	677	38.8%

Growth percentages and margins are computed using whole dollars. Further, margins are computed using revenues excluding fair value adjustments related to acquired deferred revenue. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

Reconciliation of adjusted EBITDA and the related margin

Year ended December 31,

(millions of U.S. dollars, except margins)	2022

Adjusted EBITDA

Legal Professionals	1,227

Corporates	578

Tax & Accounting Professionals	451

“Big 3” Segments Combined	2,256

Reuters News	154

Global Print	212

Corporate costs	(293)

Adjusted EBITDA	2,329

Adjusted EBITDA margin

Legal Professionals	43.8%

Corporates	37.6%

Tax & Accounting Professionals	45.8%

“Big 3” Segments Combined	42.4%

Reuters News	21.0%

Global Print	35.7%

Adjusted EBITDA margin	35.1%

Appendix C

Quarterly information (unaudited)

The following table presents a summary of our consolidated operating results for the eight most recent quarters.

	Quarters ended

(millions of U.S. dollars, except per share amounts)	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021

Revenues	1,738	1,765	1,574	1,614	1,674	1,710	1,526	1,532

Operating profit	508	631	398	391	414	257	282	316

Earnings (loss) from continuing operations	737	179	265	(71)	1,018	(177)	(241)	1,072

Earnings (loss) from discontinued operations, net of tax	19	39	(37)	(44)	(11)	2	1	(4)

Net earnings (loss)	756	218	228	(115)	1,007	(175)	(240)	1,068

Earnings (loss) attributable to common shareholders	756	218	228	(115)	1,007	(175)	(240)	1,068

Basic earnings (loss) per share

From continuing operations	$1.56	$0.37	$0.55	$(0.15)	$2.09	$(0.36)	$(0.49)	$2.16

From discontinued operations	0.04	0.08	(0.08)	(0.09)	(0.02)	-	-	(0.01)

	$1.60	$0.45	$0.47	$(0.24)	$2.07	$(0.36)	$(0.49)	$2.15

Diluted earnings (loss) per share

From continuing operations	$1.55	$0.37	$0.55	$(0.15)	$2.09	$(0.36)	$(0.49)	$2.16

From discontinued operations	0.04	0.08	(0.08)	(0.09)	(0.03)	-	-	(0.01)

	$1.59	$0.45	$0.47	$(0.24)	$2.06	$(0.36)	$(0.49)	$2.15

Revenues – Our revenues do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term. However, our revenues from quarter to consecutive quarter can be impacted by the release of certain tax products, which tend to be concentrated in the fourth quarter and, to a lesser extent, in the first quarter of the year. As most of our business is conducted in U.S. dollars, foreign currency had a minimal impact on our revenues, except in the third and fourth quarters of 2022 when a significant strengthening in the U.S. dollar caused a moderate decrease to our revenues. Acquisitions and divestitures did not significantly impact our revenues throughout the eight-quarter period.

Operating profit – Similarly, our operating profit does not tend to be significantly impacted by seasonality, as most of our operating expenses are fixed. As a result, when our revenues increase, we generally become more profitable, and when our revenues decline, we generally become less profitable. In 2022 and 2021, our operating profit was impacted by the timing of costs associated with our Change Program, as well as benefits stemming from the Program. The fourth quarter of 2022 included gains from the sale of certain non-core businesses.

Net earnings (loss) – Our net earnings (loss) have been significantly impacted by our investment in LSEG. The first quarter of 2023, first and fourth quarters of 2022, and the second quarter of 2021 reflected increases in the value of our LSEG investment, while the second quarter of 2022 and third and fourth quarters of 2021 reflected decreases in the value of our LSEG investment. While the third quarter of 2022 also included a significant reduction in the value of our LSEG investment, the reduction was virtually all due to the strengthening of the U.S. dollar against the British pound sterling, which was mitigated by gains on foreign exchange contracts related to a portion of the investment, which is denominated in British pound sterling.

Appendix D

Guarantor Supplemental Financial Information

The following tables set forth consolidating summary financial information in connection with the full and unconditional guarantee by Thomson Reuters Corporation and three U.S. subsidiary guarantors, which are also indirect 100%-owned and consolidated subsidiaries of Thomson Reuters Corporation (referred to as the Guarantor Subsidiaries), of any debt securities issued by TR Finance LLC under a trust indenture to be entered into between Thomson Reuters Corporation, TR Finance LLC, the Guarantor Subsidiaries, Computershare Trust Company of Canada and Deutsche Bank Trust Company Americas. TR Finance LLC is an indirect 100%-owned subsidiary of Thomson Reuters Corporation and was formed with the sole purpose of issuing debt securities. TR Finance LLC has no significant assets or liabilities, as well as no subsidiaries or ongoing business operations of its own. The ability of TR Finance LLC to pay interest, premiums, operating expenses and to meet its debt obligations will depend upon the credit support of Thomson Reuters Corporation and the subsidiary guarantors. See the “Liquidity and Capital Resources” section of this management’s discussion and analysis for additional information.

The tables below contain condensed consolidating financial information for the following:

●	Parent – Thomson Reuters Corporation, the direct or indirect owner of all of its subsidiaries
●	Subsidiary Issuer – TR Finance LLC
●	Guarantor Subsidiaries on a combined basis
●	Non-Guarantor Subsidiaries – Other subsidiaries of Thomson Reuters Corporation on a combined basis that will not guarantee TR Finance LLC debt securities
●	Eliminations – Consolidating adjustments
●	Thomson Reuters on a consolidated basis

The Guarantor Subsidiaries referred to above are comprised of the following indirect 100%-owned and consolidated subsidiaries of Thomson Reuters Corporation:

●	Thomson Reuters Applications Inc., which operates part of the Company’s Legal Professionals, Tax & Accounting Professionals and Corporates businesses;
●	Thomson Reuters (Tax & Accounting) Inc., which operates part of the Company’s Tax & Accounting Professionals and Corporates businesses; and
●	West Publishing Corporation, which operates part of the Company’s Legal Professionals, Corporates and Global Print businesses.

Thomson Reuters Corporation accounts for its investments in subsidiaries using the equity method for purposes of the condensed consolidating financial information. Where subsidiaries are members of a consolidated tax filing group, Thomson Reuters Corporation allocates income tax expense pursuant to the tax sharing agreement among the members of the group, including application of the percentage method whereby members of the consolidated group are reimbursed for losses when they occur, regardless of the ability to use such losses on a standalone basis. We believe that this allocation is a systematic, rational approach for allocation of income tax balances. Adjustments necessary to consolidate the Parent, Guarantor Subsidiaries and Non-Guarantor Subsidiaries are reflected in the “Eliminations” column.

This basis of presentation is not intended to present the financial position of Thomson Reuters Corporation and the results of its operations for any purpose other than to comply with the specific requirements for guarantor reporting and should be read in conjunction with our consolidated interim financial statements for the three months ended March 31, 2023, our 2022 annual consolidated financial statements, as well as our 2022 annual management’s discussion and analysis included in our 2022 annual report.

The following condensed consolidating financial information is provided in compliance with the requirements of Section 13.4 of National Instrument 51-102 - Continuous Disclosure Obligations providing for an exemption for certain credit support issuers. Thomson Reuters Corporation has also elected to provide the following supplemental financial information in accordance with Article 13 of Regulation S-X, as adopted by the SEC and set forth in SEC Release No. 33-10762.

The following condensed consolidating financial information has been prepared in accordance with IFRS, as issued by the IASB and is unaudited.

CONDENSED CONSOLIDATING INCOME STATEMENT

	Three months ended March 31, 2023

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

CONTINUING OPERATIONS

Revenues	-	-	569	1,353	(184)	1,738

Operating expenses	-	-	(433)	(825)	184	(1,074)

Depreciation	-	-	(11)	(19)	-	(30)

Amortization of computer software	-	-	(5)	(113)	-	(118)

Amortization of other identifiable intangible assets	-	-	(12)	(13)	-	(25)

Other operating gains (losses), net	23	-	(4)	(2)	-	17

Operating profit	23	-	104	381	-	508

Finance (costs) income, net:

Net interest expense	(51)	-	(1)	(3)	-	(55)

Other finance costs	(3)	-	-	(87)	-	(90)

Intercompany net interest income (expense)	66	-	(12)	(54)	-	-

Income before tax and equity method investments	35	-	91	237	-	363

Share of post-tax earnings in equity method investments	-	-	-	570	-	570

Share of post-tax earnings (losses) in subsidiaries	721	-	(3)	68	(786)	-

Tax expense	-	-	(23)	(173)	-	(196)

Earnings from continuing operations	756	-	65	702	(786)	737

Earnings from discontinued operations, net of tax	-	-	-	19	-	19

Net earnings	756	-	65	721	(786)	756

Earnings attributable to common shareholders	756	-	65	721	(786)	756

CONDENSED CONSOLIDATING INCOME STATEMENT

	Three months ended March 31, 2022

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

CONTINUING OPERATIONS

Revenues	-	-	586	1,307	(219)	1,674

Operating expenses	(3)	-	(445)	(852)	219	(1,081)

Depreciation	-	-	(13)	(25)	-	(38)

Amortization of computer software	-	-	(3)	(111)	-	(114)

Amortization of other identifiable intangible assets	-	-	(13)	(13)	-	(26)

Other operating losses, net	-	-	-	(1)	-	(1)

Operating (loss) profit	(3)	-	112	305	-	414

Finance (costs) income, net:

Net interest expense	(40)	-	-	(8)	-	(48)

Other finance income	3	-	1	90	-	94

Intercompany net interest income (expense)	28	-	(12)	(16)	-	-

(Loss) income before tax and equity method investments	(12)	-	101	371	-	460

Share of post-tax earnings in equity method investments	-	-	-	798	-	798

Share of post-tax earnings in subsidiaries	1,019	-	4	76	(1,099)	-

Tax expense	-	-	(25)	(215)	-	(240)

Earnings from continuing operations	1,007	-	80	1,030	(1,099)	1,018

Loss from discontinued operations, net of tax	-	-	-	(11)	-	(11)

Net earnings	1,007	-	80	1,019	(1,099)	1,007

Earnings attributable to common shareholders	1,007	-	80	1,019	(1,099)	1,007

CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION

	March 31, 2023

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

Cash and cash equivalents	24	-	44	1,622	-	1,690

Trade and other receivables	-	-	405	536	-	941

Intercompany receivables	3,714	-	595	4,193	(8,502)	-

Other financial assets	-	-	5	79	-	84

Prepaid expenses and other current assets	-	-	223	235	-	458

Current assets excluding assets held for sale	3,738	-	1,272	6,665	(8,502)	3,173

Assets held for sale	-	-	193	22	-	215

Current assets	3,738	-	1,465	6,687	(8,502)	3,388

Property and equipment, net	-	-	150	251	-	401

Computer software, net	-	-	26	912	-	938

Other identifiable intangible assets, net	-	-	1,055	2,178	-	3,233

Goodwill	-	-	3,799	2,465	-	6,264

Equity method investments	-	-	-	4,572	-	4,572

Other financial assets	61	-	10	444	-	515

Other non-current assets	-	-	110	522	-	632

Intercompany receivables	187	-	-	777	(964)	-

Investments in subsidiaries	16,698	-	417	4,373	(21,488)	-

Deferred tax	-	-	-	1,092	-	1,092

Total assets	20,684	-	7,032	24,273	(30,954)	21,035

LIABILITIES AND EQUITY

Liabilities

Current indebtedness	1,299	-	-	-	-	1,299

Payables, accruals and provisions	84	-	334	446	-	864

Current tax liabilities	-	-	2	555	-	557

Deferred revenue	-	-	288	546	-	834

Intercompany payables	3,704	-	489	4,309	(8,502)	-

Other financial liabilities	-	-	17	87	-	104

Current liabilities excluding liabilities associated with assets held for sale	5,087	-	1,130	5,943	(8,502)	3,658

Liabilities associated with assets held for sale	-	-	78	6	-	84

Current liabilities	5,087	-	1,208	5,949	(8,502)	3,742

Long-term indebtedness	3,116	-	-	-	-	3,116

Provisions and other non-current liabilities	2	-	4	702	-	708

Other financial liabilities	-	-	29	205	-	234

Intercompany payables	-	-	778	186	(964)	-

Deferred tax	-	-	223	533	-	756

Total liabilities	8,205	-	2,242	7,575	(9,466)	8,556

Equity

Total equity	12,479	-	4,790	16,698	(21,488)	12,479

Total liabilities and equity	20,684	-	7,032	24,273	(30,954)	21,035

CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION

	December 31, 2022

(millions of U.S. dollars)	Parent	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated

Cash and cash equivalents	5	-	125	939	-	1,069

Trade and other receivables	-	-	458	611	-	1,069

Intercompany receivables	3,566	-	354	2,791	(6,711)	-

Other financial assets	-	-	5	199	-	204

Prepaid expenses and other current assets	-	-	238	219	-	457

Current assets excluding assets held for sale	3,571	-	1,180	4,759	(6,711)	2,799

Assets held for sale	-	-	7	5	-	12

Current assets	3,571	-	1,187	4,764	(6,711)	2,811

Property and equipment, net	-	-	159	255	-	414

Computer software, net	-	-	4	918	-	922

Other identifiable intangible assets, net	-	-	1,066	2,153	-	3,219

Goodwill	-	-	3,788	2,094	-	5,882

Equity method investments	-	-	-	6,199	-	6,199

Other financial assets	60	-	11	456	-	527

Other non-current assets	-	-	126	493	-	619

Intercompany receivables	190	-	-	778	(968)	-

Investments in subsidiaries	15,979	-	64	4,145	(20,188)	-

Deferred tax	-	-	-	1,118	-	1,118

Total assets	19,800	-	6,405	23,373	(27,867)	21,711

LIABILITIES AND EQUITY

Liabilities

Current indebtedness	1,647	-	-	-	-	1,647

Payables, accruals and provisions	48	-	381	779	-	1,208

Current tax liabilities	-	-	2	322	-	324

Deferred revenue	-	-	341	545	-	886

Intercompany payables	2,385	-	406	3,920	(6,711)	-

Other financial liabilities	718	-	18	76	-	812

Current liabilities excluding liabilities associated with assets held for sale	4,798	-	1,148	5,642	(6,711)	4,877

Liabilities associated with assets held for sale	-	-	14	-	-	14

Current liabilities	4,798	-	1,162	5,642	(6,711)	4,891

Long-term indebtedness	3,114	-	-	-	-	3,114

Provisions and other non-current liabilities	2	-	4	685	-	691

Other financial liabilities	-	-	33	200	-	233

Intercompany payables	1	-	778	189	(968)	-

Deferred tax	-	-	219	678	-	897

Total liabilities	7,915	-	2,196	7,394	(7,679)	9,826

Equity

Total equity	11,885	-	4,209	15,979	(20,188)	11,885

Total liabilities and equity	19,800	-	6,405	23,373	(27,867)	21,711